SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
     -----------------------------------------------------------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                                (AMENDMENT NO. 7)


                             STRAYER EDUCATION, INC.
     -----------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
     -----------------------------------------------------------------------
                         (Title of Class of Securities)

                                    863236105
     -----------------------------------------------------------------------
                                 (CUSIP Number)

                                Steven B. Klinsky
                           New Mountain Partners, L.P.
                          712 Fifth Avenue, 23rd Floor
                            New York, New York 10019
                            Telephone: (212) 720-0300
     -----------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                                J. Michael Schell
                                  Sean C. Doyle
                    Skadden, Arps, Slate, Meagher & Flom LLP
                                Four Times Square
                          New York, New York 10036-6522
                            Telephone: (212) 735-3000

                                  March 9, 2004
     -----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on the following pages)

                               Page 1 of 13 Pages

CUSIP No. 863236105                   13D
--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS:

                New Mountain Partners, L.P.

           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

                13-4099832
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          [X](a)
                                                                          [ ](b)
--------------------------------------------------------------------------------
    3      SEC USE ONLY


--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS:

               See Items 3 and 4      AF,OO
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                                  [ ]

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION:
                Delaware
                              7          SOLE VOTING POWER:
          NUMBER OF                      None
          SHARES              --------------------------------------------------
       BENEFICIALLY           8          SHARED VOTING POWER:
        OWNED BY EACH                    4,579,449
         REPORTING
        PERSON WITH           --------------------------------------------------
                              9          SOLE DISPOSITIVE POWER:
                                         None

                              --------------------------------------------------
                              10         SHARED DISPOSITIVE POWER:
                                         4,579,449

--------------------------------------------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

              4,579,449 shares

--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [  ]

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                Approximately 32.06%

--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON:

                PN
--------------------------------------------------------------------------------

                               Page 2 of 13 Pages

CUSIP No. 863236105                   13D
--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS:

                New Mountain Investments, L.P.

           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

                13-4099829
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          [X](a)
                                                                          [ ](b)
--------------------------------------------------------------------------------
    3      SEC USE ONLY


--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS:

               AF,OO
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                                  [ ]

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION:
                Delaware
                              7          SOLE VOTING POWER:
          NUMBER OF                      None
          SHARES              --------------------------------------------------
       BENEFICIALLY           8          SHARED VOTING POWER:
        OWNED BY EACH                    4,579,449
         REPORTING
        PERSON WITH           --------------------------------------------------
                              9          SOLE DISPOSITIVE POWER:
                                         None

                              --------------------------------------------------
                              10         SHARED DISPOSITIVE POWER:
                                         4,579,449

--------------------------------------------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

              4,579,449 shares

--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [  ]

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                Approximately 32.06%

--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON:

                PN
--------------------------------------------------------------------------------

                               Page 3 of 13 Pages

CUSIP No. 863236105                   13D
--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS:

                New Mountain GP, LLC

           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

                13-4099827
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          [X](a)
                                                                          [ ](b)
--------------------------------------------------------------------------------
    3      SEC USE ONLY


--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS:

               AF,OO
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                                  [ ]

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION:
                Delaware
                              7          SOLE VOTING POWER:
          NUMBER OF                      None
          SHARES              --------------------------------------------------
       BENEFICIALLY           8          SHARED VOTING POWER:
        OWNED BY EACH                    4,579,449
         REPORTING
        PERSON WITH           --------------------------------------------------
                              9          SOLE DISPOSITIVE POWER:
                                         None

                              --------------------------------------------------
                              10         SHARED DISPOSITIVE POWER:
                                         4,579,449

--------------------------------------------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

              4,579,449 shares

--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [  ]

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                Approximately 32.06%

--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON:

                OO
--------------------------------------------------------------------------------

                               Page 4 of 13 Pages

CUSIP No. 863236105                   13D
--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS:

                Steven B. Klinsky

           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

                N/A
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          [X](a)
                                                                          [ ](b)
--------------------------------------------------------------------------------
    3      SEC USE ONLY


--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS:

               OO, PF
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                                  [ ]

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION:
                Delaware
                              7          SOLE VOTING POWER:
          NUMBER OF                      None
          SHARES              --------------------------------------------------
       BENEFICIALLY           8          SHARED VOTING POWER:
        OWNED BY EACH                    4,579,449
         REPORTING
        PERSON WITH           --------------------------------------------------
                              9          SOLE DISPOSITIVE POWER:
                                         None

                              --------------------------------------------------
                              10         SHARED DISPOSITIVE POWER:
                                         4,579,449

--------------------------------------------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

              4,579,449 shares

--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [  ]

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                Approximately 32.06%

--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON:

                IN
--------------------------------------------------------------------------------

                               Page 5 of 13 Pages

                         Amendment No. 7 to Schedule 13D

         The statement on Schedule 13D (the "Schedule 13D"), as amended by Amendment No. 1 ("Amendment No. 1"), Amendment No. 2 ("Amendment No. 2"), Amendment No. 3 ("Amend ment No. 3"), Amendment No. 4 ("Amendment No. 4"), Amendment No. 5 ("Amendment No. 5") and Amendment No. 6 ("Amendment No. 6") thereto, filed jointly on March 26, 2001, May 15, 2001, October 8, 2002, November 18, 2002, November 22, 2002, January 14, 2004 and February 4, 2004, respectively, by the persons listed on the signature pages thereto relating to the beneficial ownership of the common stock, par value $.01 per share ("Common Stock"), of Strayer Education, Inc., a Maryland corporation (the "Issuer"), and the beneficial ownership of the Series A Preferred Stock, par value $.01 per share ("Series A Preferred Stock"), of the Issuer, which is convertible into Common Stock, is hereby amended and supplemented as set forth below in this Amendment No. 7 to the Schedule 13D by the persons listed on the signature page hereto (the "Reporting Persons"). Capitalized terms used below and not otherwise defined herein shall have the meanings set forth in the Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6.

Item 4.           Purpose of Transaction.

         The disclosure in Item 4(a) is hereby amended and supplemented by adding the following:

         "On March 9, 2004, the 2004 Registration Statement was declared effective by the Securities and Exchange Commission.

         On March 9, 2004, the Issuer, the Trust, New Mountain, MidOcean, Robert
S. Silberman, an individual selling stockholder ("Silberman"), Scott W. Steffey, an individual selling stock holder ("Steffey"), Mark C. Brown, an individual selling stockholder ("Brown"), Steven A. McArthur, an individual selling stockholder ("McArthur") and Kevin P. O'Reagan, an individual selling stockholder ("O'Reagan") (the Trust, MidOcean, New Mountain, Silberman, Steffey, Brown, McArthur and O'Reagan are referred to collectively as the "2004 Selling Stockholders") and Credit Suisse First Boston LLC ("CSFB LLC"), Banc of America, Legg Mason, Lehman Brothers Inc. ("Lehman"), Thomas Weisel Partners LLC ("Thomas Weisel") and J.P. Morgan Securities Inc. ("J.P. Morgan") (CSFB LLC, Banc of America, Legg Mason, Lehman, Thomas Weisel and J.P. Morgan are referred to collectively as the "2004 Underwriters"), as representatives of the several underwriters, entered into an underwriting agreement (the "2004 Underwriting Agreement") in connection with the 2004 Selling Stockholders' planned disposition of up to 3,450,000 shares of Common Stock pursuant to the 2004 Registration Statement (including up to 450,000 shares of Common Stock subject to the 2004 Underwriters' over-allotment option (the "2004 Over-allotment Option")). Pursuant to the 2004 Underwriting Agreement, the 2004 Underwriters will acquire 1,612,018 shares of Common Stock issuable upon conversion of Series A Preferred Stock held by New Mountain, 1,000,000 shares of Common Stock held by MidOcean (767,000 shares of which are issuable upon conversion of Series A Preferred Stock held by MidOcean and 233,000 shares of which are issuable upon exercise of the Option held by MidOcean) and 387,982 shares of Common Stock issuable upon conversion of Series A

Preferred Stock held by the Trust at a price of $105.25 per share (the "2004 Offering Price"), less underwriting discounts and commissions of $4.21 per share (the "2004 Underwriting Discount"), in connection with the public resale of the Common Stock. In addition, the 2004 Underwriters have a 2004 Over-allotment Option to purchase up to an additional aggregate of 450,000 shares of Common Stock held by certain of the 2004 Selling Stockholders within 30 days of the date of the 2004 Underwriting Agreement, at the 2004 Offering Price less the 2004 Underwriting Discount.

         On March 9, 2004, the Issuer, New Mountain, MidOcean and the Trust entered into a letter agreement (the "March 2004 Letter Agreement") in connection with the 2004 Offering.

         This summary of certain provisions of the 2004 Underwriting Agreement, the March 2004 Letter Agreement, other related agreements, other related documents and the transactions contemplated thereby is not intended to be complete, and is qualified in its entirety by reference to such documents.

         Pursuant to the March 2004 Letter Agreement, the Issuer, New Mountain, MidOcean and the Trust agreed that the execution by the 2004 Selling Stockholders of the 2004 Underwriting Agreement shall (except as provided in Section 3(e) of the March 2004 Letter Agreement) constitute written notice (as required by Section 7(b) of the Articles Supplementary) to the Issuer that New Mountain, MidOcean and the Trust have elected, pursuant to Section 7(a) of the Articles Supplementary, to convert, effective as of the closing (the "2004 First Closing") occurring on the First Closing Date (as defined in the 2004 Underwriting Agreement), the 2004 Applicable Firm Number (as defined below) of shares of Series A Preferred Stock held by such 2004 Selling Stockholder into shares of Common Stock (the "2004 Conversion"). "2004 Applicable Firm Number" means that number of shares of Series A Preferred Stock which, if converted into shares of Common Stock in accordance with Section 7 of the Articles Supplementary (taking into account all accumulated and unpaid dividends thereon to but not including the 2004 Conversion Date (the First Closing Date) in accordance with the Articles Supplementary and the February 2004 Letter Agreement), would result in the issuance upon such 2004 Conversion of 1,612,018 shares of Common Stock in the case of New Mountain, 767,000 shares of Common Stock in the case of MidOcean and 387,982 shares of Common Stock in the case of the Trust. The 2004 Applicable Firm Number of shares of Series A Preferred Stock as of the First Closing Date equals 1,454,205 in the case of New Mountain, 691,914 in the case of MidOcean and 350,000 in the case of the Trust.

         Pursuant to the March 2004 Letter Agreement, the Issuer, New Mountain, MidOcean and the Trust agreed that the delivery by the 2004 Underwriters to the Issuer and the 2004 Selling Stockholders of each notice referred to in Section 3 of the 2004 Underwriting Agreement of the exercise of the 2004 Over-allotment Option (the "2004 Underwriters' Notice") shall (except as provided in Section 3(e) of the March 2004 Letter Agreement) constitute a written notice (as required by Section 7(b) of the Articles Supplementary) to the Issuer that New Mountain and MidOcean shall have elected, pursuant to Section 7(a) of the Articles Supplementary, to convert, effective as of the closing (the "2004 Option Closing") occurring on the applicable 2004 Option Closing Date, the 2004 Applicable Option Number (as defined below) of shares of Series A Preferred Stock held by New Mountain and MidOcean into the number of shares of Common

Stock in respect of which the 2004 Over-allotment Option is exercised (the "2004 Option Conversion"). Certificate(s) evidencing such number of shares of Common Stock issuable upon such 2004 Option Conversion to New Mountain and MidOcean shall be issued in the name of, and shall be delivered by the Issuer to, New Mountain and MidOcean against delivery pursuant to Section 3(f) of the March 2004 Letter Agreement of certificate(s) representing the 2004 Applicable Option Number of shares of Series A Preferred Stock, at least one business day prior to the 2004 Option Closing, such delivery to be made at the location of such 2004 Option Closing. "2004 Applicable Option Number" means that number of shares of Series A Preferred Stock which, if converted into shares of Common Stock in accordance with Section 7 of the Articles Supplementary (taking into account all accumulated and unpaid dividends thereon to but not including the 2004 Conversion Date (the date of the 2004 Option Closing) in accordance with the Articles Supplementary and the February 2004 Letter Agreement), would result in the issuance upon such 2004 Option Conversion of the number of shares of Common Stock in respect of which New Mountain and MidOcean, as applicable, would sell to the 2004 Underwriters pursuant to the 2004 Over-allotment Option.

         Pursuant to the March 2004 Letter Agreement, the Issuer, New Mountain, MidOcean and the Trust agreed that the number of shares of Common Stock issuable upon the 2004 Conversion and the 2004 Option Conversion shall be computed in accordance with the Articles Supplemen tary and the February 2004 Letter Agreement. Any cash in lieu of fractional shares of Common Stock payable upon the 2004 Conversion or 2004 Option Conversion shall be payable to the 2004 Selling Stockholders, as applicable. The Issuer waived any requirement that it receive any additional formal written Conversion Notice (as defined in Section 7(b) of the Articles Supplementary) from the 2004 Selling Stockholders with respect to the shares of Series A Preferred Stock to be converted into shares of Common Stock as contemplated by Sections 3(a) and 3(b) of the March 2004 Letter Agreement.
         Pursuant to the March 2004 Letter Agreement, the Issuer, New Mountain, MidOcean and the Trust agreed that the Conversion Date (as defined in Section 7(b) of the Articles Supplemen tary) with respect to the 2004 Applicable Firm Number of shares of Series A Preferred Stock and the 2004 Applicable Option Number of shares of Series A Preferred Stock shall be the First Closing Date and the applicable 2004 Option Closing Date, respectively; provided, however, that the 2004 Conversion and the 2004 Option Conversion shall occur if and only if the 2004 First Closing and the 2004 Option Closing, respectively, occur; and provided, further, that if the 2004 First Closing does not occur by March 31, 2004, no notice of conversion by the 2004 Selling Stockholders shall be deemed to have been given to the Issuer and no conversion of such shares of Series A Preferred Stock shall occur or be deemed to have occurred by reason of the March 2004 Letter Agreement, and in which case, the Issuer shall return the certificates evidencing the shares of Series A Preferred Stock referred to in
Section 3(f) of the March 2004 Letter Agreement to New Mountain, MidOcean and the Trust as applicable, not later than the earlier of the date of termination of the 2004 Underwriting Agreement or March 31, 2004.

         Pursuant to the March 2004 Letter Agreement, the Issuer, New Mountain, MidOcean and the Trust agreed that at least one business day prior to the 2004 First Closing, each of New Mountain, MidOcean and the Trust shall surrender to the Issuer at the location of the 2004 First Closing certificate(s) evidencing at least their respective 2004 Applicable Firm Number of shares of Series A Preferred Stock, duly endorsed and free and clear of all liens and encumbrances

(other than encumbrances that, pursuant to Section 4 of the March 2004 Letter Agreement, shall cease upon the sale of the shares of Common Stock in the 2004 Offering), as provided in Section 7(b) of the Articles Supplementary. At least one business day prior to each 2004 Option Closing, New Mountain and MidOcean shall surrender, if such stockholder is selling shares of Common Stock in such 2004 Option Closing, to the Issuer at the location of the 2004 Option Closing certificate(s) evidencing at least the 2004 Applicable Option Number of shares of Series A Preferred Stock, duly endorsed and free and clear of all liens and encumbrances (other than encumbrances that, pursuant to Section 4 of the March 2004 Letter Agreement, shall cease upon the sale of the shares of Common Stock in the 2004 Offering), as provided in Section 7(b) of the Article Supplementary. If any of the certificates evidencing the shares of Series A Preferred Stock surrendered in accordance with Section 3(f) of the March 2004 Letter Agreement evidence a number of shares of Series A Preferred Stock greater than the 2004 Applicable Firm Number or the 2004 Applicable Option Number being converted, the Issuer shall issue and deliver to the applicable Selling Stockholder at the 2004 First Closing and/or any 2004 Option Closing a certificate or certificates evidencing the number of shares of Series A Preferred Stock evidenced by such surrendered certificates that shall not have been converted into shares of Common Stock.

         Pursuant to the March 2004 Letter Agreement, the Issuer, New Mountain, MidOcean and the Trust agreed that MidOcean acknowledges and agrees to provide the requisite notice and take all such actions as are necessary so that MidOcean can and will deliver the shares of Common Stock issuable upon exercise of the option granted to it pursuant to the Support and Option Agreement to the Issuer at least one business day prior to the 2004 Closing Date.

         Pursuant to the March 2004 Letter Agreement, the Issuer, New Mountain, MidOcean and the Trust agreed that to the extent, if any, that the consent of any 2004 Selling Stockholder to the conversion of shares of Series A Preferred Stock as contemplated by Section 3 of the March 2004 Letter Agreement and/or the sale in the 2004 Offering of the shares of Common Stock issuable upon such conversion is required under the Issuer's articles of incorporation or bylaws, Maryland law, the Preferred Stock Purchase Agreement, the Shareholders' Agreement, the Amendment and Joinder to the Shareholders' Agreement or otherwise, each of the 2004 Selling Stockholders granted its consent to such conversion and subsequent sale."

         The disclosure in Item 4(d) is hereby amended and supplemented by deleting the final paragraph in Item 4(d) and adding the following:

         "Pursuant to the March 2004 Letter Agreement, the Issuer, New Mountain, MidOcean and the Trust agreed that following the completion of the 2004 Offering, pursuant to Section 10 of the Articles Supplementary, the number of members of the Board of Directors of the Issuer that New Mountain shall be entitled to elect shall be reduced from 40% of the total members of the Board of Directors of the Issuer to one member. In connection therewith, New Mountain acknowledged that effective upon completion of the 2004 Offering, Robert R. Grusky, J. David Wargo and David A. Coulter (the "Preferred Directors") will resign from the Board of Directors of the Issuer and any committees thereof."

Item 5.                    Interest in Securities of the Issuer.

         The disclosure in Item 5(a) is hereby amended and restated to read in its entirety as follows:

         "As of the date of this Amendment No. 7, except for certain dividend amounts which are calculated through March 14, 2004, the Reporting Persons may be deemed to beneficially own an aggregate of 4,579,449 shares of Common Stock which include:

                  (i) 3,579,449 shares of Common Stock issuable upon the conversion of 3,229,031 shares of Series A Preferred Stock (which includes dividends accrued on Series A Preferred Stock through March 14, 2004). Of the shares of Series A Preferred Stock, 2,454,233 shares of the Series A Preferred Stock, which are convertible into 2,720,570 shares of Common Stock (or 25.42% of the outstanding Common Stock), are beneficially owned directly by the Reporting Persons, and the beneficial ownership of 774,798 shares of Series A Preferred Stock, which are convertible into 858,879 shares of Common Stock, arises from the Shareholders' Agreement, as amended from time to time, which provides the Reporting Persons with the ability to require that MidOcean participate pro rata in certain sales of securities to a party that is not an affiliate of New Mountain and provides that each of the Reporting Persons and MidOcean support their respective individual and joint Board nominees, and the Letter Agreement, which provides that New Mountain, acting alone, will be entitled to elect all of the members of the Board of Directors of the Issuer entitled to be elected by MidOcean and New Mountain pursuant to the Articles Supplementary. New Mountain disclaims beneficial ownership of the shares of Series A Preferred Stock and the Common Stock issuable upon conversion thereof held of record by MidOcean and the Trust. The Articles Supplementary provide that some of the dividends will be accrued and added to the liquidation preference, thereby increasing the number of shares of Common Stock into which the Series A Preferred Stock will be convertible. The Reporting Persons do not intend to amend or supplement the
Schedule 13D as amended to reflect the additional shares of Common Stock which may be issued upon conversion of the Series A Preferred Stock, due solely to the accrual of dividends to increase the liquidation preference.

                  (ii) the Option granted to New Mountain and MidOcean to purchase up to 1,000,000 shares of Common Stock from the Baileys. Of this 1,000,000 shares, an option to purchase 767,000 shares of Common Stock was granted directly to New Mountain and an option to purchase the other 233,000 shares of Common Stock was granted to MidOcean. New Mountain disclaims beneficial ownership of the shares of Common Stock MidOcean may acquire upon exercise of the Option.

         Assuming the number of shares outstanding on January 31, 2004, the Reporting Persons may be deemed to beneficially own approximately 32.06% of the outstanding Common Stock of the Issuer. These shares do not include the 350,000 shares of Series A Preferred Stock beneficially owned by the Trust, which are convertible into 387,982 shares of Common Stock. The Reporting Persons do not currently have the power to vote or dispose of the shares owned by the Trust. Accordingly, the Reporting Persons may not be deemed to beneficially own such shares for the purpose of this Schedule 13D. The Reporting Persons hereby disclaim beneficial ownership of the Series A Preferred Stock and the Option (and the shares issuable upon conversion of the Series A Preferred Stock and/or the exercise of the Option) to the extent owned by MidOcean and the Trust. Including only shares of Series A Preferred Stock owned of record by New Mountain on an as-converted to Common Stock basis and the shares of Common Stock New Mountain is entitled to acquire upon exercise of the Option, New Mountain would be deemed to beneficially own 23.77% of the outstanding Common Stock of the Issuer (assuming conversion of all outstanding Series A Preferred Stock)."

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The disclosure in the last paragraph of Item 6 is hereby amended and restated to read in its entirety as follows:

         "Other than the Shareholders' Agreement, the Letter Agreement, the Purchase Agreement, the Support and Option Agreement, the Articles Supplementary, the Escrow Agreement, the Irrevocable Proxy, the Trust, the Amendment and Joinder to the Shareholders' Agreement, the Amendment to the Registration Rights Agreement, the February 2004 Letter Agreement, the 2004 Underwriting Agreement, the March 2004 Letter Agreement and the related documents and the transactions contemplated thereby and other understandings, as described in this item, Item 1, Item 4 and Item 5 above, the Reporting Persons know of no other contracts, arrangements, understandings or relationships required to be described herein."


Item 7.           Material to be Filed as Exhibits.

         The disclosure in Item 7 is hereby supplemented by adding the following in appropriate numerical order:

Exhibit 99.11. 2004 Underwriting Agreement, dated March 9, 2004, among Strayer Education, Inc., New Mountain Partners, L.P., MidOcean Capital Investors, L.P., the New Mountain Strayer Trust, Robert S. Silberman, Scott W. Steffey, Mark C. Brown, Steven A. McArthur, Kevin P. O'Reagan, and as representatives of the several underwriters, Credit Suisse First Boston LLC, Banc of America Securities LLC, Legg Mason Wood Walker, Incorporated, Lehman Brothers Inc., Thomas Weisel Partners LLC and J.P. Morgan Securities Inc.

Exhibit 99.12. March 2004 Letter Agreement, dated March 9, 2004, among Strayer Education Inc., New Mountain Partners, L.P., MidOcean Capital Investors, L.P. and the New Mountain Strayer Trust.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                    NEW MOUNTAIN PARTNERS, L.P.
                                    By: New Mountain Investments, L.P., its
                                             general partner
                                    By: New Mountain GP, LLC, its
                                             general partner


                                    By:  /s/ Steven B. Klinsky
                                        -------------------------------
                                            Name: Steven B. Klinsky
                                            Title:   Member


                                    NEW MOUNTAIN INVESTMENTS, L.P.
                                    By: New Mountain GP, LLC, its
                                             general partner


                                    By:  /s/ Steven B. Klinsky
                                        -------------------------------
                                            Name:  Steven B. Klinsky
                                            Title:    Member


                                    NEW MOUNTAIN GP, LLC


                                    By:  /s/ Steven B. Klinsky
                                        -------------------------------
                                            Name:   Steven B. Klinsky
                                            Title:     Member



                                             /s/ Steven B. Klinsky
                                        -------------------------------
                                           Name:   Steven B. Klinsky


Dated: March 11, 2004